SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                           SOFTKEY INTERNATIONAL INC.
- --------------------------------------------------------------------------------

                                (Name of issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
- --------------------------------------------------------------------------------

                         (Title of class of securities)

                                    98136310
- --------------------------------------------------------------------------------

                                 (CUSIP number)

                              Stanley J. Gradowski
                               Vice President and
                                    Secretary
                                 Tribune Company
                            435 North Michigan Avenue
                             Chicago, Illinois 60611
                                 (312) 222-9100
- --------------------------------------------------------------------------------

 (Name, address and telephone number of person authorized to receive notices and communications)


                                  April 5, 1996
     -----------------------------------------------------------------------

             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7):

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No.  98136310                  13D                      Page 2  of 5 Pages






1             NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Tribune Company       IRS No. 36-1880355

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|

3             SEC USE ONLY

4             SOURCE OF FUNDS
              WC, OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          |_|

6             CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
                                            7       SOLE VOTING POWER*
              NUMBER OF
                                                    8,040,984
                SHARES
                                            8       SHARED VOTING POWER
             BENEFICIALLY
                                                    0
               OWNED BY
                                            9       SOLE DISPOSITIVE POWER*
                 EACH
                                                    8,040,984
              REPORTING
                                            10      SHARED DIPOSITIVE POWER
             PERSON WITH
                                                    0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

              8,040,984

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.2%

     14       TYPE OF REPORTING PERSON

              CO

        * The beneficial ownership numbers disclosed herein assume the conversion into common stock of SoftKey International Inc. (the "Company") of all of the Company's 5 1/2% Senior Convertible/Exchangeable Notes due 2000 (the "Notes") held by Tribune Company. Conversion of the Notes, however, is subject to the applicable waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

CUSIP No.  98136310               13D                         Page 3  of 5 Pages





                  This Amendment No. 2 to the Schedule 13D of Tribune Company, a Delaware corporation ("Tribune"), amends and supplements Tribune's original
Schedule 13D filed on December 28, 1995, as amended by Amendment No. 1 filed on January 8, 1996 (as amended, the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock") of SoftKey International Inc., a Delaware corporation (the "Company"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D.

Item 2.           Identity and Background.
                  ------------------------

                  Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

                  The principal occupation or employment of Charles Brumback, a Tribune director, is former Chairman and Chief Executive Officer. The principal occupation or employment of John W. Madigan, a Tribune director, is Chairman, President and Chief Executive Officer.

                  Crane H. Kenney is an executive officer of Tribune whose principal occupation or employment is Vice President/Chief Legal Officer of Tribune with a Business Address of 435 N. Michigan Ave., Chicago, Illinois 60611.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  Item 3 of the Schedule 13D is hereby supplemented and amended to add the following:

                  "On April 5, 1996, the Company exercised its option to repay a one-year $3 million principal amount note owed to Tribune (the "One-year Note") with shares of Common Stock. At that time, Tribune received 158,099 shares of Common Stock in complete satisfaction of the One-year Note."


Item 4.           Purpose of Transaction.
                  -----------------------

                  Item 4 of the Schedule 13D is hereby supplemented and amended to add the following:

                  "On April 5, 1996, the Company exercised its option to repay the One-year Note with shares of Common Stock. At that time Tribune received 158,099 shares of Common Stock in complete satisfaction of the One-year Note. Tribune has acquired all of these shares for investment purposes."


Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  Item 5(a), (b) and (c) of the Schedule 13D is hereby supplemented and amended to add the following:

                  "On April 5, 1996, the Company exercised its option to repay the One-year Note with shares of Common Stock. Pursuant to the terms of the One-year Note, Tribune received in complete satisfaction of the note, 158,099 shares of Common Stock which represented that number of shares equal to $3,000,000 (plus interest on the One-year Note accrued to date) divided by the volume-weighted average of the closing prices for the Common Stock as quoted by the Nasdaq National Market for the ten full trading days preceding April 5, 1996. Assuming the conversion into Common Stock of all the Notes held by Tribune, or the exchange of such Notes into Preferred Stock followed by the conversion of such Preferred Stock, Tribune, as of the date hereof, has sole voting power and sole dispositive power over 8,040,984 shares of Common Stock. The shares of Common Stock beneficially owned by Tribune represent approximately 23.2% of the outstanding and fully converted shares (such percentage being calculated based on the Company's Annual Report on Form 10-K for the fiscal year ended January 6, 1996, which reported that there were 31,633,774 shares of Common Stock issued and outstanding as of March 1, 1996, and the Company's issuance of 158,099 additional shares of Common Stock to Tribune pursuant to the transaction described herein)."

CUSIP No.  98136310                    13D                    Page 4  of 5 Pages





Item 6.           Contracts, Arrangement, Understanding or
                  Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------

                  Item 6 of the Schedule 13D is hereby supplemented and amended to add the following:


                  "On April 5, 1996, the Company exercised its option to repay the One-year Note with shares of Common Stock. At that time Tribune received 158,099 shares of Common Stock in complete satisfaction of the One-year Note."

CUSIP No.  98136310                  13D                      Page 5  of 5 Pages





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 16, 1996


                                                     TRIBUNE COMPANY



                                                     By: /s/ Crane H. Kenney
                                                         -------------------
                                                         Crane H. Kenney
                                                         Vice President/
                                                         Chief Legal Officer